UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 14, 2018

UNITED BANCORP, INC.

(Exact name of registrant as specified in its charter)

Ohio	0-16540	34-1405357
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

201 South 4th Street, Martins Ferry, Ohio	43935-0010
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (740) 633-0445

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On June 14, 2018, United Bancorp, Inc. (“United Bancorp”) entered into a definitive agreement and plan of merger (the “Agreement”) to acquire Powhatan Point Community Bancshares, Inc. (“Powhatan Point”), the holding company of The First National Bank of Powhatan Point (“First National”). The Agreement provides for the merger of Powhatan Point with and into United Bancorp (the “Merger”), with United Bancorp as the surviving corporation, and the merger of First National with and into Unified Bank, a wholly owned subsidiary of United Bancorp, with Unified Bank as the surviving bank in the merger. The Boards of Directors of United Bancorp and Powhatan Point have approved the Merger and the Agreement. A copy of the joint press release announcing the transaction is attached hereto as Exhibit 99.1.

At the effective time and as a result of the Merger, each Powhatan Point shareholder will have the right to receive 6.9233 shares of UBCP common stock plus $38.75 in cash for each outstanding share of Powhatan common stock, subject to adjustment based on closing equity and certain other factors. Based on the UBCP closing share price of $13.05 on June 13, 2018, the transaction is valued at $129.10 for each Powhatan share or approximately $6.836 million in aggregate.

The Merger Agreement also provides that United Bancorp will take all appropriate action so that, as of the Effective Time, one (1) current director of Powhatan Point to be selected by United Bancorp in consultation with Powhatan Point shall be appointed as a director of United Bancorp.

The Merger Agreement contains customary representations and warranties from both United Bancorp and Powhatan Point and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, Powhatan Point’s obligation to recommend that its shareholders adopt the Merger Agreement, and Powhatan Point’s non-solicitation obligations relating to alternative acquisition proposals. United Bancorp and Powhatan Point have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The Merger is expected to close in the fourth quarter of 2018, pending the satisfaction of various, customary closing conditions, including the approval of Powhatan Point’ shareholders and bank regulatory authorities, the effectiveness of the registration statement on Form S-4 for the United Bancorp common stock to be issued in the Merger, the accuracy of the representations and warranties of each party (subject to certain exceptions), and the performance in all material respects by each party of its obligations under the Agreement. The Agreement contains certain termination rights for both United Bancorp and Powhatan Point, and further provides that, upon termination of the Agreement under specified circumstances, Powhatan Point will be required to pay United Bancorp a termination fee of $300,000.

Each of the members of the Board of Directors of Powhatan Point has signed a voting agreement (“Voting Agreement”) and agreed to vote his or her shares in favor of adoption of the Agreement at Powhatan Point’s shareholder meeting. The form of Voting Agreement is included as Exhibit B to Exhibit 2.1.

The foregoing description of the Agreement and Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Agreement and form of Voting Agreement, which are filed as Exhibit 2.1 to this Form 8-K and are incorporated herein by reference.

The Agreement and the above description of the Agreement and related transactions have been included to provide investors and security holders with information regarding the terms of the Agreement. They are not intended to provide any other factual information about United Bancorp, Powhatan Point or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Agreement and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differs from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of United Bancorp, Powhatan Point or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by United Bancorp or Powhatan Point.

Accordingly, investors should read the representations and warranties in the Agreement not in isolation but only in conjunction with the other information about United Bancorp or Powhatan Point and their respective subsidiaries and affiliates that the respective companies include in reports, statements and other filings they make with the Securities and Exchange Commission (“SEC”) and applicable bank regulatory authorities.

ITEM 7.01.	Regulation FD.

On June 14, 2018, Powhatan Point and United Bancorp issued a joint press release announcing the signing of the Agreement. A copy of the joint press release announcing the transaction is attached hereto as Exhibit 99.1 and attached as Exhibit 99.2 is a presentation regarding the Merger.

The information furnished under Item 7.01 of this Current Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Important Information About the Merger

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy securities of United Bancorp. United Bancorp will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this Current Report with the SEC to register the shares of United Bancorp’s common shares to be issued to the shareholders of Powhatan Point. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Powhatan Point in advance of its special meeting of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about United Bancorp, Powhatan Point and the proposed transaction. Investors and security holders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about United Bancorp and Powhatan Point, without charge and when available, at the SEC’s website (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to United Bancorp, Attention: Randall M. Greenwood, Chief Financial Officer, 201 South 4th Street, Martins Ferry, Ohio, (740) 633-0445.

United Bancorp and Powhatan Point and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Powhatan Point in connection with the proposed merger. Information about the directors and executive officers of United Bancorp is set forth in the proxy statement for United Bancorp’s 2018 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 20, 2018. Information about the directors and executive officers of Powhatan Point regarding their interests and the interests of other persons who may be deemed participants in the transaction will be set forth in the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

STOCKHOLDERS OF POWHATAN POINT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of June 14, 2018, by and between United Bancorp, Inc. and Powhatan Point Community Bancshares, Inc.

99.1	Joint Press release issued by United Bancorp, Inc. and Powhatan Point Community Bancshares, Inc. on June 14, 2018.

99.2	Additional information regarding the Merger, dated June 14, 2018.

Caution regarding Forward-Looking Statements

This Current Report may contain “forward-looking statements” within the meaning of, and pursuant to, the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, forecasts and plans of United Bancorp and its management and can generally be identified as such because the context of the statement will include words such as “believes,” “anticipates” or “expects,” or words of similar import. Such forward-looking statements are subject to numerous risks and uncertainties which could cause actual results to differ materially from those currently anticipated, which risks and uncertainties include a failure to satisfy the conditions to closing for the merger in a timely manner or at all; failure of the Powhatan Point shareholders to approve the merger; failure to obtain the necessary regulatory approvals or the imposition of adverse regulatory conditions in connection with such approvals; the successful completion and integration of the transaction contemplated in this release; the retention of the acquired customer relationships; disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; adverse changes in economic conditions; the impact of competitive products and prices; and the other risks set forth in filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2017. Therefore, there can be no assurances that the forward-looking statements included in this Current Report will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by United Bancorp or any other persons, that our objectives and plans will be achieved. All forward-looking statements made in this Current Report are based on information presently available to the management of United Bancorp. We assume no obligation to update any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED BANCORP, INC.

By:	/s/ Scott A. Everson
Scott A. Everson
Its: President & Chief Executive Officer

Date: June 14, 2018

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